Exhibit 16(c)(1)

    SUMMARY OF INFORMATION PROVIDED TO SPECIAL COMMITTEE IN MAY AND JUNE 2002

Information Provided to the Special Committee:

The Harman Group provided the Special Committee with schedules reflecting the Company's financial projections, The Harman Group financial projections, and valuation methodology.

Discussions and Advice Provided to Special Committee: After execution of engagement letter, I made contact with Mr. Ray Minella, the only member of the Special Committee. Over a series of phone calls we discussed the methods we intended to use to determine whether a given price was within a range of fairness and reached agreement on approaches and methodology.

I met with Mr. Minella on May 20, 2002 in New York City. At that meeting The Harman Group reviewed and discussed the financial performance of the Company, the Company's financial projections, The Harman Group financial projections, and valuation methodology. We also discussed the fact that management's projections may not prove reliable based on prior history, had a short time horizon and, therefore, decided that The Harman Group would have to prepare their own financial projections.

Mr. Minella preferred not to use an orderly liquidation value. He did not believe that estimated liquidation asset and liability values provided a meaningful enterprise value. We did agree that an orderly liquidation value provided helpful benchmark.

Subsequently, The Harman Group was provided with a price of $.37 per share and prepared certain schedules, including projections, and a draft report, which were provided to Mr. Minella.

The Harman Group and the Special Committee had numerous conversations during late May and early June regarding the fairness of the consideration, from a financial point of view, for the proposed transaction. Mr. Minella did not ask The Harman Group to suggest a specific value or per share price to be used in negotiations with the Board of Directors and the Special Committee. The Harman Group was not asked to and did not provide any advice relating to or concerning the possible terms, form, structure and timing of a possible going private transaction. The Harman Group was only asked to consider a cash offer for the outstanding shares. The Harman Group provided the Special Committee with a verbal opinion that the fair value for the Company's common stock, for the proposed transaction ranged from $.08 to $.37 per share, as of April 12, 2002.

The Harman Group's written opinion confirmed that $.37 per share was within the range of fairness.